CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 1 of 14 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Name of Issuer)

Ordinary Shares, Par Value $0.0004 per share

(Title of Class of Securities)

81663 N206

(CUSIP Number)

Roger L.C. Leung

Shanghai Industrial Holdings Limited

26th Floor, Harcourt House

39 Gloucester Road

Hong Kong

Tel No. (852) 2529-5652

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2008

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 2 of 14 Pages

1.	Name of Reporting Persons S.I. Technology Production Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,253,277,340
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,253,277,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,253,277,340
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 3 of 14 Pages

1.	Name of Reporting Persons SIIC Treasury (B.V.I.) Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,253,277,340
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,253,277,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 4 of 14 Pages

1.	Name of Reporting Persons Shanghai Industrial Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 2,253,277,340
9. Sole Dispositive Power
10. Shared Dispositive Power 2,253,277,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,253,277,340
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 5 of 14 Pages

1.	Name of Reporting Persons Shanghai Investment Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,253,277,340
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,253,277,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,253,277,340
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 6 of 14 Pages

1.	Name of Reporting Persons SIIC Capital (B.V.I.) Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,253,277,340
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,253,277,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,253,277,340
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 7 of 14 Pages

1.	Name of Reporting Persons Shanghai Industrial Investment Treasury Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,253,277,340
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,253,277,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,253,277,340
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 8 of 14 Pages

1.	Name of Reporting Persons Shanghai Industrial Investment (Holdings) Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,253,277,340
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,253,277,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,253,277,340
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 9 of 14 Pages

This Amendment No. 2 amends a Statement on Schedule 13D filed on February 16, 2007 on behalf of the reporting persons named therein with the United States Securities and Exchange Commission, as amended on January 14, 2008 (as amended, the “Schedule 13D”). This Amendment No. 2 is being filed to reflect the purchase of an aggregate of 438,286,000 Ordinary Shares in the Issuer by S.I. Technology Production Holdings Limited and SIIC Treasury (B.V.I.) Limited in a series of transactions from January 14, 2008 to February 16, 2009. Items 3 and 5 have been amended accordingly.

The Schedule 13D is hereby amended as follows:

Item 2.	Identity and Background

Schedule 1, which is incorporated herein by reference and sets forth the name, residential or business address and citizenship of each of the directors of each Reporting Person, is amended and restated as set forth in Schedule 1 hereto.

Item 3.	Source and Amount of Funds or other Consideration

Item 3 is amended and restated as follows:

This Statement is filed in connection with the acquisition by the undersigned Reporting Persons of an aggregate of 438,286,000 Ordinary Shares in the Issuer since their filing of the first amendment to Schedule 13D on January 14, 2008. From January 15, 2008 to February 16, 2009, S.I. Technology Production Holdings Limited made a net purchase of 18,278,000 Ordinary Shares in an open market transaction for an aggregate consideration of HK$4,529,288. From January 15, 2008 to February 16, 2009, SIIC Treasury (B.V.I.) Limited made a net purchase of 420,008,000 Ordinary Shares in a series of open market transactions for an aggregate consideration of HK$128,680,202.

The source of funds for each of the acquisitions made by SIIC Treasury (B.V.I.) Limited was funds advanced by Shanghai Industrial Investment (Holdings) Company Limited. The source of funds for each of the acquisitions made by S.I. Technology Production Holdings Limited was funds advanced by Shanghai Industrial Holdings Limited. All funds advanced by Shanghai Industrial Investment (Holdings) Company Limited and Shanghai Industrial Holdings Limited to their respective subsidiaries were derived from their respective general working capital.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this Amendment No. 2, each of the undersigned Reporting Persons may be deemed to beneficially own 2,253,277,340 Ordinary Shares, which represents approximately 10.1% of the Issuer’s outstanding capital stock, based on 22,327,784,827 Ordinary Shares outstanding as of December 31, 2008.

(b) By virtue of their membership of a group for purposes of this Schedule 13D, the undersigned Reporting Persons may be deemed to have shared voting power to vote or direct the vote, and dispose or direct the disposition of, all the Ordinary Shares. With respect to the above-referenced 420,008,000 Ordinary Shares purchased by SIIC Treasury (B.V.I.) Limited, Shanghai Industrial Holdings Limited has sole voting power over those shares.

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 10 of 14 Pages

(c) Attached as Schedule 2 hereto, which Schedule is incorporated herein by reference, is the list of transactions in the Ordinary Shares effected by the undersigned Reporting Persons during the 60 days prior to the date of this Amendment No. 2.

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2009

S.I. Technology Production Holdings Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

SIIC Treasury (B.V.I.) Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Shanghai Industrial Holdings Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Shanghai Investment Holdings Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 12 of 14 Pages

SIIC Capital (B.V.I.) Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Shanghai Industrial Investment Treasury Company Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Shanghai Industrial Investment (Holdings) Company Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 13 of 14 Pages

Schedule 1

List of Directors

The name and business or residential address of each of the directors of the above signed Reporting Persons are set out below. Apart from those addresses listed for certain directors of Shanghai Industrial Holdings Limited, the business address for all of the other directors of the Reporting Persons is 27th Floor, Harcourt House, 39 Gloucester Road, Hong Kong. Except for the three independent non-executive directors of Shanghai Industrial Holdings Limited, Mr. Yiu Ming Yee and Miss Chan Yat Ying who are citizens of the Hong Kong Special Administrative Region of the People’s Republic of China, all of the directors are citizens of the People’s Republic of China.

S.I. Technology Production Holdings Limited

Qian Shi Zheng and Zhou Jun

SIIC Treasury (B.V.I.) Limited

Zhang Lei and Zhou Jie

Shanghai Industrial Holdings Limited

Teng Yi Long, Cai Yu Tian, Lu Ming Fang, Ding Zhong De, Zhou Jie, Qian Shi Zheng, Yao Fang, Tang Jun,

Lo Ka Shui (independent non-executive director),

Address: Serenity Place, 22 Mount Cameron Road, The Peak, Hong Kong

Woo Chia-Wei (independent non-executive director), and

Address: Flat 8, Tower 6, Senior Staff Quarters, HKUST, Clear Water Bay, Kowloon, Hong Kong

Leung Pak To, Francis (independent non-executive director)

Address: Flat 1502A, Villa Lotto, 18 Broadwood Road, Happy Valley, Hong Kong

Shanghai Investment Holdings Limited

Wang Rong Feng and Zhang Zhi Qun and Zhou Jie

SIIC Capital (B.V.I.) Limited

Wang Rong Feng, Zhang Zhi Qun and Zhou Jie

Shanghai Industrial Investment Treasury Company Limited

Wang Rong Feng, Zhang Zhi Qun and Zhou Jie

Shanghai Industrial Investment (Holdings) Company Limited

Teng Yi Long, Wang Rong Feng, Zhang Zhi Qun, Cai Yu Tian, Qu Ding, Ding Zhong De, Lu Ming Fang, Ma Cheng Liang, Su Lin, Zhou Jie, Wu XiuYi, Dai Wei Min and Zhou Dao Hong.

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 14 of 14 Pages

Schedule 2

Transactions in the Ordinary Shares of the Issuer during the 60 days prior to the date of this Amendment No. 2

S.I. TECHNOLOGY PRODUCTION HOLDINGS LIMITED

Date of Transaction (MM/DD/YYYY)	Buy/Sell	Number of Shares Purchased/Sold	Nature of Purchase/Sale	Average Price Per Share in Hong Kong dollars (HK$)
12/23/2008	Buy	18,278,000	Open Market	0.2478

SIIC TREASURY (B.V.I.) LIMITED

Date of Transaction (MM/DD/YYYY)	Buy/Sell	Number of Shares Purchased/Sold	Nature of Purchase/Sale	Average Price Per Share in Hong Kong dollars (HK$)
12/24/2008	Buy	149,596,000	Open Market	0.2737
12/29/2008	Buy	165,737,000	Open Market	0.3227
12/30/2008	Buy	74,667,000	Open Market	0.3278
12/31/2008	Buy	30,008,000	Open Market	0.3258